EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77C:
  Submission of matters to a vote of security holders.

EXHIBIT B:
  Attachment to item 77D:
  Policies with respect to security investments.
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EXHIBIT A:
SPECIAL MEETING
The Fund held a Special Shareholders Meeting on April 26, 2002.
At the meeting, shareholders voted upon the approval of a fundamental policy whereby the Fund would adopt an interval fund structure. The following table provides information concerning the matter voted on at the meeting:

I.	Adoption by the Fund of an interval fund structure

Votes For: 7,431,761
Votes Against: 195,044
Votes Abstained: 33,700
Non-Voting Shares: 6,921,733
Total Voting Shares: 14,582,238



EXHIBIT B:
CHANGE IN INVESTMENT POLICY
On April 30, 2002, the Board of Directors of the Fund approved a change to the Fund's investment policies in connection with new Rule 35d-1 under the Investment Company Act of 1940. Under normal conditions, the Fund will invest at least 80% of the value of its assets in equity securities of Asian Companies (as defined in the Fund's prospectus). Previously, the Fund's investment policies stated that the Fund would invest at least 65% of the value of its assets in such securities. The Board also adopted a policy to provide the stockholders of the Fund with 60 days' notice of any change to the investment policy adopted if such notice is required by Rule 35d-1.